UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 814-01461

GOLDMAN SACHS MIDDLE MARKET LENDING CORP. II*

(Exact name of registrant as specified in its charter)

Address: 200 West Street, New York, NY 10282 Telephone number: (312) 655-4419

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

Pursuant to the Agreement and Plan of Merger dated July 11, 2025, by and among Goldman Sachs Middle Market Lending Corp. II (the “Company”), Goldman Sachs Private Credit Corp. (“GSCR”) and Goldman Sachs Asset Management, L.P., the investment adviser to each of the Company and GSCR, the Company merged with and into GSCR, with GSCR as the surviving company, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, GSCR, as successor by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Goldman Sachs Private Credit Corp., as successor by merger to Goldman Sachs Middle Market Lending Corp. II

Date: October 14, 2025	By:	/s/ David Miller
Name: David Miller Title: Co-Chief Executive Officer